UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-25137

A.	Full title of the plan and the address of the plan, if different from the issuer named below:

Concur Technologies, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Concur Technologies Inc.

18400 NE Union Hill Road

Redmond, WA 98052

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM’S REPORT

and

FINANCIAL STATEMENTS

with

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2004 AND 2003

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S REPORT

To the Plan Participants and Trustees

Concur Technologies, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Concur Technologies, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOSS ADAMS LLP

Seattle, Washington

May 20, 2005

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Investments, at fair value	$8,898,387	$7,209,826
Cash and cash equivalents	87,706	245,936
Dividends receivable	586	2,011

	8,986,679	7,457,773
ACCRUED LIABILITIES	—	401

NET ASSETS AVAILABLE FOR BENEFITS	$8,986,679	$7,457,372

See accompanying notes.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS
Investment income
Net appreciation in fair value of investments	$790,757
Interest	3,648

794,405

Contributions
Participants	1,628,318
Rollovers	114,756

1,743,074

Total additions	2,537,479

DEDUCTIONS
Benefits paid to participants	1,007,672
Administrative expenses	500

Total deductions	1,008,172

NET CHANGE	1,529,307

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,457,372

End of year	$8,986,679

See accompanying notes.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note 1 - Description of Plan

The following description of the Concur Technologies, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Concur Technologies, Inc. (the Company), except nonresident aliens and those employees subject to a collective bargaining agreement. Employees become eligible to participate in the Plan as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Participants may elect to defer and contribute up to 80% of their pretax annual compensation, as defined in the Plan document (limited to $13,000 for the year ended December 31, 2004). Effective January 1, 2003, participants age 50 or older may elect to defer additional amounts (called “catch-up contributions”) to the Plan. The maximum “catch-up contribution” that can be made in 2004 is $3,000. The additional amount can be contributed regardless of any other limitations on the amount that can be deferred to the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. Company contributions are at the discretion of the Company’s Board of Directors. The Company did not contribute to the Plan during 2004 or 2003. Upon enrollment, a participant may direct employee and Company contributions in whole percentage increments into any of the Plan’s fund options, which also includes an option of investing in the employer’s common stock. Participants may change their investment options at any time, subject to certain restrictions.

Participant Accounts - Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, forfeitures of unvested balances of terminated participants, and an allocation of Plan earnings. Company contributions and forfeitures are allocated to participants’ accounts based on participants’ compensation compared to overall Company compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested individual account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on the number of years of continuous service, as defined by the Plan document. A participant is 100% vested in Company contributions after three years of credited service.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note 1 - Description of Plan (Continued)

Participant Loans - Subject to the approval of the Plan administrator, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and, in accordance with the Plan documents, will bear a reasonable rate of interest. Principal and interest are paid ratably through monthly payroll deductions and the balance of the loan can be paid in full at any time.

Benefit Payments - Upon retirement, death, or disability, a Plan participant’s account becomes fully vested and the participant may elect to receive a benefit payment. Benefits are generally payable as a lump sum except in the event of a participant’s death, in which case payment to a beneficiary may be deferred for up to five years or may be paid over the beneficiary’s life expectancy. All benefits must be paid or begin to be distributed when a participant reaches age 70-1/2. A participant may also elect to seek a hardship withdrawal, as defined in the Plan document, in certain cases of financial need. Upon severance of a participant’s employment for reasons other than death, disability, or retirement, the participant may elect to receive a lump sum benefit payment. The Plan requires that benefits must be paid regardless of election if a participant’s employment is terminated prior to retirement, death, or disability, and the participant’s vested benefit under the Plan is $5,000 or less.

Administrative Expenses - Administrative expenses are paid by the Plan unless the Company elects to pay such costs. The majority of the Plan’s administrative expenses were paid by the Company in 2004.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2 - Summary of Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared using the accrual basis of accounting.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note 2 - Summary of Accounting Policies (Continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. The shares of mutual funds are valued based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The fair value of the common collective trust is based on quoted redemption values of the underlying investments on the last business day of the Plan year. The shares of money market funds are valued at cost plus accrued interest, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are included in net appreciation of fair value of investments and are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

Payment of Benefits - Benefits are recorded when paid.

Cash and Cash Equivalents - The Company considers money market accounts and any highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note 3 - Investments

Charles Schwab Trust Company (Schwab) holds the Plan’s investments and executes all investment transactions. During the year ended December 31, 2004, the Plan’s investments appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Appreciation in Fair Value of Investments
Mutual funds	$820,928
Common stock - Concur Technologies, Inc.	(45,160)
Common collective trust	14,989

$790,757

Investments that represented 5% or more of the fair value of the Plan’s net assets are as follows at December 31:

2004
Vanguard Index Trust 500 Fund	$2,657,497
Pimco Total Return Fund	815,508
First Eagle Overseas Fund	731,258
Baron Asset Fund	718,637
Weitz Partner Value Fund	643,320
Fremont U.S. Micro Cap Fund	609,654
Dodge & Cox Balanced Fund	544,883
Morley Stable Value Fund	457,434

2003
Vanguard Index Trust 500 Fund	$2,201,206
Pimco Total Return Fund	844,592
Concur Technologies, Inc.	488,985
Fremont U.S. Micro Cap Fund	484,016
Baron Asset Fund	482,589
Morley Stable Value Fund	445,045
First Eagle Overseas Fund	421,478
Weitz Partner Value Fund	388,026

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note 4 - Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2004	2003
Net assets available for benefits per the financial statements	$8,986,679	$7,457,372
Less: amounts allocated to withdrawn participants	—	82,363

Net assets available for benefits per the Form 5500	$8,986,679	$7,375,009

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2004:

Benefits paid to participants per the financial statements	$1,007,672
Less: amounts allocated to withdrawing participants at December 31, 2004	82,363

Benefits paid to participants per Form 5500	$925,309

Note 5 - Income Tax Status

The Plan has not applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

Note 6 - Transactions with Party-in-Interest

Included in investments at December 31, 2004 and 2003 are participant-directed investments in common stock of the Company with an aggregate fair value of $418,752 and $488,985, respectively. These transactions represent investments in the Company and therefore, qualify as party-in-interest transactions. Plan investments also include participant loans, which qualify as party-in-interest transactions.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

Note 6 - Transactions with Party-in-Interest (Continued)

Plan investments include money market accounts managed by Schwab. Schwab is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL INFORMATION

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

SUPPLEMENTAL INFORMATION

EIN: 91-1608052

PLAN #: 001

DECEMBER 31, 2004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Schwab Government Money Fund	Money Market	**	$4,568
*	Schwab Retirement Money Fund	Money Market	**	83,138
	Baron Asset Fund	Mutual fund	**	718,637
	Columbia Common Stock Fund	Mutual fund	**	321,682
	Columbia Fixed Income Fund	Mutual fund	**	211,873
	Columbia Growth Fund	Mutual fund	**	360,682
	Columbia Mid Cap Growth Fund	Mutual fund	**	324,199
	Dodge & Cox Balanced Fund	Mutual fund	**	544,883
	First Eagle Overseas Fund	Mutual fund	**	731,258
	Fremont U.S. Micro Cap Fund	Mutual fund	**	609,654
	Pimco Total Return Fund	Mutual fund	**	815,508
	Vanguard Index Trust 500 Fund	Mutual fund	**	2,657,497
	Weitz Partner Value Fund	Mutual fund	**	643,320
*	Concur Technologies, Inc.	Common stock	**	418,752
	Morley Stable Value Fund	Common collective trust	**	457,434
*	Participant Loans	Interest rates ranging from 5.00% to 10.50%	—	83,008

				$8,986,093

*	Indicates party-in-interest to the Plan.

**	Historical cost information is not required as investments are participant-directed.